BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Principal
Telephone: (212) 250-4599


                                       February 12, 1999


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Champion Enterprises, Inc.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of
1934, the following is one copy of the Schedule
13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,



                                        Damian P. Reitemeyer

Enclosures












           SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No. 1 )*

                 Champion Enterprises, Inc.
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $.01)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         158496109
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed"for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 8 Pages
CUSIP No. 158496109                     Page 2 of 8 Pages

1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Bankers Trust Corporation and its wholly-
    owned subsidiary, Bankers Trust Company. 13-
    6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)   [ ]

     See page 7 of 8, Item 8 - IDENTIFICATION AND
     CLASSIFICATION OF MEMBERS OF THE GROUP


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust Corporation and Bankers Trust
     Company are New York Corporations































CUSIP No. 158496109                    Page 3 of 8 Pages

NUMBER OF     5. SOLE VOTING POWER
  SHARES
                   Bankers Trust Company  212,000 shares
                                          212,000 shares
BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY
                   Bankers Trust Company        0 shares
                                                0 shares

 EACH         7. SOLE DISPOSITIVE POWER
REPORTING
                   Bankers Trust Company  521,052 shares
                                          521,052 shares
PERSON      8. SHARED DISPOSITIVE POWER
   WITH
                    Bankers Trust Company       0 shares
                                                0 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     Bankers Trust Company 521,052 shares
                                           521,052 shares


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES *
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   Bankers Trust Company   1.08%
                                           1.08%


12.TYPE OF REPORTING PERSON *

     Bankers Trust Corporation - HC
     Bankers Trust Company - BK


CUSIP No. 158496109                  Page 4 of 8 Pages

Item 1(a)    NAME OF ISSUER:

             Champion Enterprises, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             2701 University Drive Suite 320
             Auburn Hills, MI 48326

Item 2(a)    NAME OF PERSON FILING:

            Bankers Trust Corporation and its
            wholly-owned subsidiary, Bankers
            Trust Company.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             For Bankers Trust Corporation and
             Bankers Trust Company

            130 Liberty Street
            New York, New York  10006


Item 2(c)    CITIZENSHIP:

             Bankers Trust Corporation and Bankers
             Trust Company are corporations
             incorporated in     the State of New
             York with their principal business
             offices located in New York.




CUSIP No. 158496109                  Page 5 of 8 Pages




Item 2(d)    TITLE OF CLASS OF SECURITIES:

             This statement relates to the
             Companys Common Stock $.01 par value
             per share.

Item 2(e)    CUSIP NUMBER:

             158496109


Item 3       THE PERSON FILING IS A:

          For Bankers Trust Corporation

     (g)  [X] Parent Holding Company, in
          accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6)
          of the Act.









CUSIP No. 158496109                     Page 6 of 8 Pages

Item 4       OWNERSHIP:

          (a)  Amount Beneficially Owned:
                    Bankers Trust Company        521,052 shares
                                                 521,052 shares

          (b)  Percent of Class :
                    Bankers Trust Company             1.08%
                                                      1.08%

(c)  Number of shares as to which the following have:
           (i)  sole power to vote or to direct the vote -

                     Bankers Trust Company        212,000 shares
                                                  212,000 shares

           (ii)  shared power to vote or to direct the
                   vote -

                   Bankers Trust Company                0 shares
                                                        0 shares

          (iii) sole power to dispose or to direct the disposition of -

                   Bankers Trust Company          521,052 shares
                                                  521,052 shares
























CUSIP No. 158496109                     Page 7 of
8 Pages

           (iv) shared power to dispose or to direct the disposition of -

                    Bankers Trust Company       0 shares
                                                0 shares
Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF
             THE SUBSIDIARY WHICH ACQUIRED
             THE SECURITY BEING REPORTED ON BY THE
             PARENT HOLDING COMPANY:

             See Exhibits A and B.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
             THE GROUP:

            In addition to the shares presented
            in this Form 13G, Alex.Brown
            Investment Management, a limited
            partnership that is 50% owned
            indirectly by Bankers Trust
            Corporation, beneficially owns
            6,579,593 shares or 13.7% of Champion
            Enterprises, Inc.  This ownership was
            disclosed in a separate 13G filed by
            Alex.Brown Investment Management.

Item 9       NOTICE OF DISSOLUTION OF GROUP:
             Not applicable.




CUSIP No. 158496109                     Page 8 of 8 Pages

Item 10      CERTIFICATION:

          By signing below I certify that, to the
          best of my knowledge and belief, the
          securities referred to above were
          acquired and are held in the ordinary
          course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1998

Signature:  Bankers Trust Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary
















                          Exhibit A


      The  chain  of ownership from Bankers  Trust
Corporation to Bankers Trust Company is shown below:

             Bankers Trust Corporation

                         |
                         |
                        100%
                         |
                         |
              Bankers Trust Company


                         Exhibit B

      The  chain  of ownership from Bankers  Trust
Corporation to Alex.Brown Investment Management is shown below:

                Bankers Trust Corporation
                              |
                              |
                             100%
                              |
                              |
              BT Alex.Brown Holdings Incorporated
                              |
     _________________________|________________
     |                                           |
     |                                           |
     |                                           |
     |                                           |
     |                                           |
     |                                           |
     |                                           |
    49%                                         100%
     |                                           |
     |                                           |
Alex.Brown Investment Management    BT Alex. Brown Incorporated
       (limited partnership)
                                                 |
                                                 |

                                                 1%
                                                 |
                                                 |
                                   Alex.Brown Investment Management
                                        (limited partnership)